Exhibit 4.33

PRIVATE & CONFIDENTIAL

Mr. Manmeet Soni
[**]

6 December 2019

Dear Manmeet

Non-Executive Directorship - Letter of Appointment

In this agreement:
“Admission” means admission of the New Ordinary Shares to trading on the AIM market of the London Stock Exchange Plc becoming effective in accordance with Rule 6 of the AIM Rules for Companies;
“Company” means Summit Therapeutics plc; and
“New Ordinary Shares” means the 175,378,450 new ordinary shares of £0.01 each in the capital of the Company to be issued in connection with the arrangements described in the circular of the Company proposed to published on or around 6 December 2019.
This agreement is conditional on, and shall take effect upon, Admission becoming effective and confirms the main terms and conditions of your appointment to this office. If Admission has not taken place on or before 31 December 2019, this agreement shall lapse and you shall not be appointed as a non-executive director of the Company unless otherwise appointed.

1.
Your appointment as non-executive director shall take effect from Admission (the “Effective Date”) and will continue until terminated by mutual agreement of the parties or by either party giving written notice to the other, such notice to be effective immediately. For the avoidance of doubt, your appointment shall also be subject to the Articles of Association of the Company from time to time in force (including without limitation any provisions requiring that directors retire and seek re-election) as well as the provisions of applicable legislation including the Companies Acts. The Company’s Articles of Association currently require one third of the directors to retire by rotation and seek re-election at each AGM, with each director being subject to re-election at intervals of not more than three years.

2.
You undertake that in performing any of your duties for the Company pursuant to the terms of this letter, you will not be in breach of any agreement with a third party (written or oral) or other obligation binding on you.

3.	Your appointment will terminate forthwith without any entitlement to compensation (save as regard any unpaid fees accrued up to the date of such termination) if:

3.1.	you are not reappointed as a director of the Company at its next Annual General Meeting; or

3.2.	you are removed as a director by resolution passed at a General Meeting or otherwise as permitted by law; or

3.3.	you cease to be a director by reason of your vacating office pursuant to any provision of the Company's Articles of Association; or

3.4.	you fail to be re-appointed following retirement by rotation pursuant to the Company’s Articles of Association; or

3.5.
you are adjudged bankrupt or enter into any composition or arrangement with or for the benefit of your creditors including a voluntary arrangement under the Insolvency Act 1986 or Title 11 of the United States Code; or

3.6.	you are guilty of any misconduct or commit any serious or persistent breach of any of your obligations to the Company or any Group Company; or

3.7.
you infringe the Bribery Act 2010, the US Foreign Corrupt Practices Act, or any Company or Group policy or procedure relating to bribery and/or corruption, including the Company’s Code of Business Conduct and Ethics, or any rules or regulations imposed by any regulatory or other external authority (including the London Stock Exchange, the Financial Conduct Authority and the US Securities and Exchange Commission) or professional body applicable to your employment or which regulate the performance of your duties, or any code of practice issued by the Company, or you fail to possess any qualification or meet any condition or requirement laid down by any applicable regulatory authority professional body or legislation; or

3.8.	you are guilty of any conduct tending in the reasonable opinion of the Board to bring yourself or the Company or any Group Company into disrepute; or

3.9.	you are or become incapacitated from any cause whatsoever from efficiently performing your duties hereunder for 90 days in aggregate in any period of 12 months; or

3.10.	you shall be or become prohibited by law from being a director.

4.
You will forthwith resign as a director of the Company upon the expiry or termination of this Agreement howsoever arising. You hereby irrevocably appoint any other director of the Company from time to time to be your attorney to execute any documents and do anything in your name to effect your resignation as a director of the Company should you fail to so resign.

5.
Non-executive directors have the same general legal responsibilities to the Company as any other director. You are expected to perform your duties (whether statutory, fiduciary or common law) faithfully, diligently and to a standard commensurate with the functions of your role and your knowledge, skills and experience.

The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company's affairs. The Board’s role is to:

5.1	promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society;

5.2	establish the Company's purpose, values and strategy and satisfy itself that these and its culture are aligned;

5.3	act with integrity, lead by example and promote the desired culture;

5.4	ensure that the necessary resources are in place for the Company to meet its objectives and measure performance against them;

5.5	establish a framework of prudent and effective controls, which enable risk to be assessed and managed;

5.6	ensure effective engagement with, and encourage participation from shareholders and stakeholders; and

5.7	ensure that workforce policies and practices are consistent with the Company’s values and support its long-term sustainable success.

6.
You shall have particular regard to the general duties of directors in Part 10 of the Companies Act 2006, including the duty to promote the success of the Company under which all directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

6.1	the likely consequences of any decision in the long term;

6.2	the interests of the Company's employees;

6.3	the need to foster the Company's business relationships with suppliers, customers and others;

6.4	the impact of the Company's operations on the community and the environment;

6.5	the desirability of the Company maintaining a reputation for high standards of business conduct; and

6.6	the need to act fairly as between the members of the Company.

7.	In your role as a non-executive director, you shall also be required to:

7.1	provide constructive challenge, strategic guidance, offer specialist advice and hold management to account;

7.2	scrutinise and hold to account the performance of management and individual executive directors against agreed performance objectives;

7.3	have a role in appointing and, where necessary, removing executive directors and in succession planning;

7.4
take opportunities such as attendance at general and other meetings, to understand shareholder concerns and to meet with key customers and members of the workforce from all levels of the organisation to have an understanding of the business and its relationships with significant stakeholders;

7.5	uphold the highest standards of integrity and support the chairman of the Board in instilling the appropriate values, behaviours and culture in the boardroom and beyond; and

7.6
disclose the nature and extent of any direct or indirect interest you may have in any matter being considered at a Board or committee meeting and, except as permitted under the Articles of Association you will not vote on any resolution of the Board, or of one of its committees, on any matter where you have any direct or indirect interest;

8.
You shall act in good faith and exercise all reasonable skill and care in the performance of your duties. You shall exercise your powers in your role as a non-executive director having regard to relevant obligations under prevailing law and regulation, including the Companies Act 2006, the AIM Rules for Companies, the Financial Conduct Authority’s Prospectus Rules and Disclosure Guidance and Transparency Rules, and the Market Abuse Regulation (596/2014/EU). You shall have particular regard to the Corporate Governance Code as adopted by the Board and associated Financial Reporting Council’s Guidance on Board Effectiveness in respect of the role of the Board and the role of the non-executive director. You are also required to comply with the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the US Securities and Exchange Commission and Nasdaq’s listing standards.

9.
You will return all property and documents of the Company or any Group Company in your possession on the expiry or termination of this appointment and will delete permanently from any computer or device owned by you or over which you have control (including any personal computer, laptop computer, computer server, computer network, personal digital assistant, mobile telephone, memory, disk or any other storage medium) information relating to the Company or any Group Company or any duties or work you have carried out for the Company or any Group Company.

10.
You will be entitled to payment for your services as a non-executive director at the rate of £35,000 (or USD equivalent) per annum and a further £10,000 (or USD equivalent) per annum for your role as Chair of the Audit Committee, such fee to accrue from day to day and to be payable quarterly in arrears, subject to the deduction of tax and National Insurance contributions as required by law and where applicable any federal, state and/or local withholding obligations (including income taxes and the employee portion of employment taxes) in the United States. In addition to such fee, you are also eligible to receive an annual grant of RSUs in the form of nominal-cost options. The RSUs have a one-year vesting period. There are no performance conditions attached to these awards and there is no risk of forfeiture. You will not participate in any Group bonus schemes or in any other benefit in kind arrangements of the Group, nor will you be entitled to any compensation for loss of office.

11.
In addition, you will be entitled to be repaid all travel and other reasonable expenses in line with the company's expense policy properly incurred in connection with your duties as non-executive director, provided that you provide evidence of payment.

12.
You hereby indemnify the Company in respect of any claims or demands that may be made by the relevant authorities against the Company in respect of income tax or National Insurance Contributions relating to your work for the Company together with all costs, expenses, interest and demands that may be incurred by the Company in connection with such claims or demands.

13.
The Company will continue with any directors' and officers' liability insurance already in place for your benefit. Your participation in such insurance is subject always to the terms, conditions and limitations of such insurance cover, a copy of which can be obtained from the Company Secretary. The Company shall grant you a deed of indemnity against certain liabilities that may be incurred as a result of your office to the extent permitted by section 234 of the Companies Act 2006.

14.
You will be expected to devote such time as is necessary for the proper performance of your duties. As a non-executive director, you will have the general fiduciary duties and the duty of skill and care expected of every director, and will attend periodic Board meetings and/or the meetings of such committee(s) to which you may be appointed a member unless you are too ill to attend or your absence has otherwise been excused. It is expected that you will attend no less than five out of the six planned Board meetings which are held every other month. You will also be expected to devote appropriate preparation time ahead of such meetings. In carrying out your duties, you shall have particular regard to the Articles of Association of the Company from time to time in force and any specific authority delegated by the Board. By accepting this appointment you confirm that, taking into account all of your other commitments, you are able to allocate sufficient time to the Company to discharge your responsibilities effectively. You should obtain the agreement of the chairman of the Board before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

15.
During the term of your appointment you may not (except with the prior sanction of a resolution of the Board) be directly or indirectly employed, engaged, concerned or interested in, or hold any office in, any business or undertaking which competes with any of the businesses of the Group in the fields of research, development and commercialisation of antibiotics and microbiome related research. However, this shall not prohibit you from holding (directly or through nominees) investments listed or admitted to trading on the Official List or on AIM or on any other recognised investment exchange so long as you do not hold more than 5 per cent of the issued shares or other securities of any class of any one company without the prior sanction of a resolution of the Board. You must at all times comply with the Company’s Related Party Transactions Policy.

16.
During the course of your appointment you may have access to and become familiar with various secret and confidential information of the Company as set out in this paragraph. You must not at any time whether before or after the termination of your appointment with the Company disclose to any person firm company or organisation whatsoever nor use, print, publish or make use of any secret or confidential information, matter or thing relating to the Company or the business thereof except in the proper performance of your duties or with the prior written consent of the Board or as required by law. For the purposes of this paragraph, confidential information shall include but not be limited to customer accounts, global and regional operations, investment strategies and projects, trade secrets, inventions, designs, formulae, financial information, technical information, marketing information, and lists of customers.

17.
Both during the term of your appointment and after its termination you will observe the obligations of confidentiality which are attendant on the office of director. In particular, save in the proper performance of your duties, you will not make use or disclose to any person any Confidential Information and will use your best endeavours to ensure that no other person improperly makes use of or discloses such Confidential Information. You must at all times comply with the Company’s Code of Business Conduct and Ethics and the Company’s Disclosure Policy in relation to Confidential Information.

18.
Nothing in paragraph 16 shall prevent you from disclosing information which you are entitled to disclose under the Public Interest Disclosure Act 1998 and any relevant US whistleblowing legislation, provided that the disclosure is made in accordance with the provisions of that legislation and you have complied with the Company's policy from time to time in force regarding such disclosures (currently contained in the Company’s Code of Business Conduct and Ethics).

19.
Your attention is drawn to the requirements under both law and regulation as to the disclosure of inside information, in particular to Market Abuse Regulation (596/2014/EU), the AIM Rules for Companies, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and section 52 of the Criminal Justice Act 1993 on insider dealing. You should avoid making any statements that might risk a breach of these requirements.

20.
During your period of appointment you are required to comply with the provisions of Article 19 of the Market Abuse Regulation (596/2014/EU), the AIM Rules for Companies, US federal securities laws in relation to insider trading, the Company's Insider Trading and Pre-Clearance Policy, and any such other code as the Company may adopt from time to time which sets out the terms for dealings by directors in the Company’s publicly traded or quoted securities.

21.
You will comply with all lawful and reasonable directions of the Board and all rules and regulations of the Company, including without limitation, regulations with respect to confidentiality, dealings in shares and notifications required to be made by a director to the Company or any relevant regulatory body, whether under the Companies Acts, the Market Abuse Regulation (596/2014/EU), the Articles of Association or otherwise. You will be required to accept responsibility publicly and, where necessary, in writing, for matters relating to the Company and the Group:

21.1	when required to do so by the Companies Acts, the Financial Services and Markets Act 2000 or other relevant legislation;

21.2	when required to do so by the rules or practice of the London Stock Exchange or the US Securities and Exchange Commission (as applicable);

21.3	when required to do so by the City Code on Takeovers and Mergers, the AIM Rules for Companies or the Nasdaq listing rules (as applicable); and

21.4	in any event, in the terms set out in the Statement of Adherence to Directors’ Responsibilities which will be printed in the Company’s Report and Accounts.

22.	Nothing in this letter is deemed to make you an employee of the Company.

23.
By signing this letter you consent to the Company holding and processing information about you for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the Data Protection Act 2018) including, as appropriate:

23.1	information about your physical or mental health or condition in order to monitor sick leave and take decisions as to your fitness for work; or

23.2	your racial or ethnic origin or religious or similar beliefs in order to monitor compliance with equal opportunities legislation; or

23.3	information relating to any criminal proceedings in which you have been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.
You consent to the Company making such information available to any Group Company, those who provide products or services to the Company (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which you work. You also consent to the transfer of such information to the Company's business contacts outside the European Economic Area in order to further its business interests.

24.	Any reference in this agreement to:-

24.1	“the Board” shall mean the Board of Directors of the Company from time to time or any director or any committee of the Board duly appointed by it to act on its behalf;

24.2	"Code" means the City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel;

24.3	“the Companies Acts” means every statute from time to time in force concerning companies insofar as it applies to the Company and/or any Group Company;

24.4	“Confidential Information” shall include information concerning the Company’s (and any Group Company’s):

(a)	finances, business transactions, research activities, dealings and affairs and prospective business transactions;

(b)	customers, including, without limitation, customer lists, customer identities and customer requirements;

(c)	existing and planned product lines, price lists and pricing structures (including, without limitation, discounts, special prices or special contract terms offered to or agreed with customers);

(d)	the technology or methodology associated with the concepts, products and services of any company in the Group;

(e)	business plans and sales and marketing information, plans and strategies;

(f)	computer systems, source codes and software;

(g)	the rights in all Intellectual Property;

(h)	directors, officers, employees and shareholders; and

(i)
the identities or lists of suppliers, licensors, licensees, agents, distributors or contractors (both current and those who were customers, suppliers, licensors, licensees, agents, distributors or contractors during the previous two years) of any company in the Group;

24.5
"Group" means Summit Therapeutics plc any company or corporation which is a holding company for the time being of Summit Therapeutics plc, or a subsidiary for the time being of Summit Therapeutics plc or of any such holding company (“holding company” and “subsidiary” having the meanings set out in section 1159, Companies Act 2006 as amended), or any company which is designated as being within the Group by the directors of the Board of the Company; and

24.6	“Group Company” means a company within the Group (as defined above).

25.	The terms of this letter shall be governed by and construed in accordance with English law and the English Courts shall have exclusive jurisdiction for all matters arising under it.

26.	This agreement may be executed in two or more counterparts and the counterparts shall together constitute one agreement provided that each party has executed one or more counterparts.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

EXECUTED and DELIVERED as a DEED by	)
SUMMIT THERAPEUTICS PLC	)	/s/ Glyn Edwards……………………………
acting by:	)	Director
)
	)	/s/ Melissa Strange…………………………
Secretary

EXECUTED and DELIVERED	)
as a DEED by MANMEET SONI	)	…/s/ Manmeet Soni………………………
in the presence of:	)
Signature of witness:	/s/ Ryan Flake……………………………………
Print name of witness:	…Ryan Flake…………………………………
Print address of witness:	……………………………………
……………………………………
Print occupation of witness:	…CFO…………………………………